UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Astra Space, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

04634X202
(CUSIP Number)

Baldo Fodera JMCM Holdings LLC 450 Lexington Avenue, 38th Floor New York, NY 10017 (212) 273-0458
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
JMCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,887,671 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,887,671 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,887,671 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.04% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	See Item 5

CUSIP No. 04634X202	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
MH Orbit LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,887,671 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,887,671 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,887,671 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.04% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	See Item 5

CUSIP No. 04634X202	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
Baldo Fodera

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,087,070 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,087,070 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,087,070 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Alexander Morcos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,087,070 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,087,070 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,087,070 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 6 of 12 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Commission on November 16, 2023, as amended and supplemented by Amendment No. 1 filed with the Commission on November 24, 2023 and Amendment No. 2 filed with the Commission on January 23, 2024 (collectively, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Astra Space, Inc. (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by JMCM Holdings LLC (“JMCM”), a Delaware limited liability company, MH Orbit LLC (“MH Orbit”), a Delaware limited liability company, and Baldo Fodera (“Mr. Fodera”) and Alexander Morcos (“Mr. Morcos”), each a citizen of the United States of America (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”).

This Schedule 13D relates to the Class A Common Stock (i) managed by Mr. Fodera for the benefit of Mr. Morcos (or entities owned by him) and a private charitable foundation and (ii) that JMCM and MH Orbit collectively have the right to acquire by virtue of certain derivative instruments that each holds directly.   Each of JMCM and MH Orbit is an investment vehicle formed for the primary purpose of providing its members with the means to manage and preserve assets.  Mr. Fodera and Mr. Morcos are co-managers of JMCM and MH Orbit.  Mr. Morcos is the sole member of JMCM and MH Orbit.

The address of the principal office for each of the Reporting Persons is 450 Lexington Avenue, 38th Floor, New York, NY 10017.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Apogee Parent Inc., a Delaware corporation (“Apogee”), and Apogee Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Apogee (“Merger Sub”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Apogee.  Apogee and Merger Sub were formed by the Company’s founders, Chris Kemp, the Company’s chief executive officer, chairman, and a director, and Dr. Adam London, the Company’s chief technology officer and a director (collectively, including their immediate family members and certain trusts or other entities in which such persons or immediate family members hold voting, proprietary, equity or other financial interests, the “Specified Stockholders”).  Mr. Kemp and Dr. London are the sole holders of all of the Company’s outstanding shares of Class B common stock, par value $0.0001 (“Class B Common Stock”), which constitute approximately 66% of the total voting power of the Company.

CUSIP No. 04634X202	Page 7 of 12 Pages
At the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, each share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined herein), any Class A Common Stock canceled pursuant to the Merger Agreement and Dissenting Shares (as defined in the Merger Agreement)) will be automatically canceled and converted into the right to receive an amount of cash equal to $0.50, without interest (the “Merger Consideration”). Immediately prior to the Effective Time, all of the shares of Class B Common Stock held by the Specified Stockholders will be converted into an equal number of shares of Class A Common Stock, and the resulting shares of Class A Common Stock,  together with all of the other shares of Class A Common Stock held by the Specified Stockholders and certain other holders of shares of Class A Common Stock, will be acquired by Apogee pursuant to rollover agreements (such shares, the “Rollover Shares”) and shall further be canceled and shall cease to exist (the “Rollover”); provided, that the Rollover will be permitted only if no shares of Class B Common Stock are issued and outstanding.

The Merger is expected to be consummated in the second quarter of 2024 (the “Closing”).  The obligation of the parties to consummate the Merger is subject to various conditions, including but not limited to the adoption of the Merger Agreement and the approval of the Merger and related transactions by holders of a majority in voting power of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting as a single class, and 66⅔% of the outstanding shares of Class B Common Stock, voting as a separate class.  Following the execution of the Merger Agreement, Mr. Kemp and Dr. London executed and delivered to the Company a written consent adopting the Merger Agreement and approving the Merger, and Apogee, in its capacity as the sole stockholder of Merger Sub, executed and delivered to the Company a written consent approving the Merger Agreement and the Merger, thereby providing all required stockholder approvals for the Merger.  No further action by holders of Class A Common Stock, including the Reporting Persons, is required to complete the Merger.

The Merger Agreement contains certain termination rights for the Company and Apogee, including but not limited to the right of either party to terminate the Merger Agreement if the Merger is not consummated on or before September 6, 2024 (the “Initial Outside Date”), provided that Apogee shall have the right to extend the Initial Outside Date by one week for each $1.5 million of cash that Apogee or Merger Sub provide, or cause to be provided, to the Company (on such terms and conditions as the parties may agree upon in good faith) prior to the termination of the Merger Agreement.

If the Merger is consummated, the shares of Class A Common Stock will cease to be quoted on the Nasdaq Capital Market and will be eligible for deregistration under the Act.

In connection with the Merger, the Reporting Persons, directly or through an affiliate, entered into the following arrangements and agreements with Apogee:

Equity Commitment Letter

In connection with the Merger, JW 16 LLC, a Delaware limited liability company co-managed by Mr. Fodera and Mr. Morcos and of which Mr. Morcos is the sole member (“JW 16”), signed an equity commitment letter dated March 7, 2024 (the “Equity Commitment Letter”) with Apogee and Merger Sub, with the Company signing as third-party beneficiary.  Pursuant to the Equity Commitment Letter, JW 16 irrevocably committed and agreed to making a capital contribution to Apogee, at or substantially concurrently with the Closing, in accordance with the terms and subject to the conditions set forth in the Equity Commitment Letter, directly or indirectly, in an aggregate value equal to $16,064,553.50 (the “Commitment”).  The Commitment will be reduced in an amount equal to any indebtedness funded by JW 16 to the Company after the signing of the Equity Commitment Letter and may be otherwise reduced in accordance with the terms of the Equity Commitment Letter.  The Commitment may be satisfied, in JW 16’s sole discretion, by (i) a cash contribution to Apogee by, or on behalf of, JW 16, (ii) a contribution to Apogee of shares of the Company’s Class A Common Stock held by JW 16 or its affiliates, including JMCM and MH Orbit, as of immediately prior to the Closing, or (iii) a combination of the foregoing.  For purposes of determining the value of a share of Class A Common Stock contributed pursuant to the foregoing clauses (ii) and (iii), each share of Class A Common Stock will be ascribed a value equal to the Merger Consideration.  The cash proceeds of the Commitment, if any, together with the cash proceeds of the capital contributions made to Apogee by other investors, are intended to be used by Apogee for one or more of the following purposes, and not for any other purpose: (i) to satisfy Apogee’s and Merger Sub’s payment obligations under the Merger Agreement and the

CUSIP No. 04634X202	Page 8 of 12 Pages
expenses of Apogee, Merger Sub, Mr. Kemp, and Dr. London required to be reimbursed by the Company pursuant to that certain Interim Investors’ Agreement (as defined herein), (ii) after the Closing, for working capital and general corporate purposes of Apogee and its subsidiaries, or (iii) for the purposes of financing cash shortfalls at the Company during the period between the date of the Equity Commitment Letter and the Closing or as otherwise necessary to consummate the Merger.

Debt Commitment Letter

Also in connection with the Merger, MH Orbit signed a debt commitment letter dated March 7, 2024 (the “Debt Commitment Letter”) with the Company.  Pursuant to the Debt Commitment Letter, MH Orbit agreed that, subject to the satisfaction (or express written waiver) by MH Orbit, in its sole and absolute discretion, of each of the conditions precedent set forth in the Debt Commitment Letter, MH Orbit (or one or more of its affiliates) would provide debt financing to the Company of up to $1.0 million, by no later than April 15, 2024, for the purpose of financing cash shortfalls at the Company during the period between the signing of the Merger Agreement and the Closing.  Such interim debt financing is expected to be effected by the Company’s issuance of Convertible Notes (as defined in Amendment No. 1) and, if elected by MH Orbit, warrants to purchase shares of Class A Common Stock (“Company Warrants”) in the same form as the New Warrants (defined in Amendment No. 3), provided, however, that any offer and sale of any Convertible Notes and Company Warrants pursuant to the Securities Purchase Agreement, dated as of August 4, 2023, as amended and modified, after March 7, 2024, requires the consent of holders of a majority in interest of the Convertible Notes or Company Warrants, as applicable, then outstanding.  The amount of any interim debt financing provided to the Company pursuant to the Debt Commitment Letter will reduce the value of the equity commitment provided for in JW 16’s Equity Commitment Letter.

Warrant Exchange Agreement

Also in connection with the Merger, each holder of the outstanding Company Warrants, including JMCM and MH Orbit, entered into a warrant exchange agreement, dated as of March 7, 2024, with Apogee and Merger Sub (the “Warrant Exchange Agreement”), pursuant to which the Company Warrant holders, including JMCM and MH Orbit, agreed to exchange their Company Warrants for warrants to purchase shares of Series A Preferred Stock, par value $0.0001 per share, of Apogee (the “Apogee Series A Preferred Stock”) immediately after the Effective Time, after which each Company Warrant will be terminated.  Specifically, each of JMCM and MH Orbit will receive a new warrant in substantially the form attached as Exhibit A to the Warrant Exchange Agreement, to purchase, respectively, 11,368,708 and 3,465,348 shares of Apogee Series A Preferred Stock, at an initial exercise price of $0.404 per share of Apogee Series A Preferred Stock, and which are immediately exercisable.

Noteholder Conversion Agreement

Also in connection with the Merger, each holder of the Company’s Convertible Notes (the “Noteholders”), including JMCM and MH Orbit, entered into a noteholder conversion agreement, dated as of March 7, 2024, with Apogee and Merger Sub (the “Noteholder Conversion Agreement”), pursuant to which, immediately after the Effective Time, Apogee will issue shares of Apogee Series A Preferred Stock to each Noteholder in exchange for the conversion and cancellation of such Noteholder’s Convertible Notes in accordance with the terms, and subject to the conditions, set forth in the Noteholder Conversion Agreement (the “Conversion”).  The total number of shares of Apogee Series A Preferred Stock issuable to each Noteholder with respect to each Convertible Note of such Noteholder shall be calculated by dividing (a) the sum of (i) the principal amount of such Convertible Note (which shall include the aggregate amount of PIK Interest (as defined in the Form of Senior Secured Convertible Note due 2025) capitalized thereto prior to the date on which the Conversion occurs pursuant to the terms of such Convertible Note, to but excluding, the date on which the Conversion occurs) by (b) $0.404; provided, however, that if such number of shares of Apogee Series A Preferred Stock issuable upon the conversion of such Convertible Note is not a whole number, then such number of shares of Apogee Series A Preferred Stock shall be rounded up to the nearest whole number.  As of March 7, 2024, JMCM held $9,691,729.89 stated principal amount of Convertible Notes and MH Orbit held $4,000,000.00 stated principal amount of Convertible Notes.

CUSIP No. 04634X202	Page 9 of 12 Pages
Interim Investors’ Agreement

Also in connection with the Merger, each of Apogee, Merger Sub, Mr. Kemp, Dr. London, JMCM, MH Orbit, JW 16, and SherpaVentures Fund II, LP (“ACME Fund II” and, together with JMCM, MH Orbit, and JW 16, the “Key Investors”), and certain other parties (together with the Specified Stockholders and the Key Investors, the “Investors”) entered into an interim investors’ agreement, dated as of March 7, 2024 (the “Interim Investors’ Agreement”).  The Interim Investors’ Agreement governs the relationship of the parties thereto pending the Closing, including in respect of the Merger Agreement, the Equity Commitment Letters signed by the Investors, the Warrant Exchange Agreement, and the Noteholder Conversion Agreement and the transactions contemplated thereby.  Among other things, the Interim Investors’ Agreement (i) affords Apogee the right to enforce the obligation of each Investor to fund its equity commitment under their respective Equity Commitment Letter, (ii) prohibits each Investor, without Investor Consent (as defined in the Interim Investors’ Agreement), and subject to limited exceptions, from selling, disposing, or otherwise transferring, directly or indirectly, any equity securities or debt securities of the Company prior to the Closing, (iii) requires Key Investor Consent (as defined in the Interim Investors’ Agreement) for Apogee and Merger Sub to take certain actions, including any agreement by Apogee, Merger Sub, or any Investor to amend, modify, provide any consent under, or waive any provision of the Merger Agreement, an Equity Commitment Letter, the Warrant Exchange Agreement, or the Noteholder Conversion Agreement, any agreement by Apogee or Merger Sub to terminate an Equity Commitment Letter, the Warrant Exchange Agreement, or the Noteholder Conversion Agreement, or the entrance by Apogee into a rollover agreement, and (iv) requires Apogee to terminate the Merger Agreement pursuant to Section 7.01(b)(i) thereof unless Apogee receives Key Investor Consent.

Limited Waiver and Consent to Senior Secured Convertible Notes

On March 7, 2024, the Company, each of the subsidiaries of the Company (together with the Company, the “Note Parties”), JMCM, Acme Fund II, Mr. Kemp, through the Chris Kemp Living Trust dated February 10, 2021 (the “Kemp Trust”), Dr. London, MH Orbit, and RBH Ventures Astra SPV, LLC (“RBH,” and collectively with JMCM, Acme Fund II, the Kemp Trust, Dr. London, and MH Orbit, the “Initial Investors”), and Astera Institute (“Astera,” and together with the Initial Investors, the “Consenting Investors”) entered into a Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents (the “Limited Waiver and Consent”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, the Consenting Investors (1) consented to (i) the execution of the Merger Agreement and (ii) the consummation of the Merger in accordance with the terms of the Merger Agreement; (2) agreed that the filing with the Commission by one or more of the Consenting Investors together with one or more other persons indicating that a “group” (within the meaning of Section 13(d)(3) of the Act) has been formed which is the direct or indirect “beneficial owner” of shares of more than 50% of the Company’s then-outstanding common equity in connection with the Merger will not trigger a fundamental change or fundamental transaction under the Convertible Notes or the Warrants; and (3) agreed to (i) designate a specified bank account of Astra Space Operations LLC as an Excluded Account (as defined in that certain Security Agreement dated as of August 4, 2023, as amended, among the Notes Parties and the Collateral Agent of the holders of the Convertible Notes party thereto) that will serve as a segregated account for purposes of the Merger, and (ii) permit the Company to fund and maintain in such account, funds in an aggregate amount of up to $3.5 million (subject to adjustment by the special committee of the Company’s board of directors (the “Special Committee”) in accordance with the terms of the Merger Agreement) to be used exclusively for the purposes set forth therein (the “Permitted Purposes”) as the Special Committee may direct the Company.  The Permitted Purposes include, among other things, payroll expenses, employee health and benefit expenses, rent and utilities, liability insurance, and bankruptcy work.  The Merger Agreement further limits when the Special Committee may use such funds for bankruptcy work.  The Limited Waiver and Consent is connected to the Initial Financing (as defined in the original Schedule 13D) and subsequent financings.

The foregoing description of each of the Equity Commitment Letter, Debt Commitment Letter, Warrant Exchange Agreement, Noteholder Conversion Agreement, Interim Investors’ Agreement, and Limited Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the text of each such agreement, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

By virtue of the agreements and arrangements discussed herein, the Reporting Persons may be deemed to be members of a “group,” as such term is defined in Section 13(d)(3) of the Act and Rule 13d-5 thereunder, with the Investors and the Consenting Investors.  However, the Reporting Persons expressly disclaim beneficial ownership of the securities of the Company held or beneficially owned by the Investors and the Consenting Investors, and neither the filing of this statement on Schedule 13D, as amended, nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

CUSIP No. 04634X202	Page 10 of 12 Pages
Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) Subject to the additional limitations on beneficial ownership by being members of a “group,” as discussed further below:

(i)
JMCM and MH Orbit may collectively be deemed the beneficial owner of 1,887,671 shares of Class A Common Stock, representing approximately 9.04% of the shares of Class A Common Stock outstanding.  This amount consists of 1,887,671 shares of Class A Common Stock that JMCM and MH Orbit, collectively, have the right to acquire within 60 days upon exercise of Warrants and/or conversion of Convertible Notes, subject to the Warrants Blocker and the Convertible Notes Blocker, respectively.

(ii)	Each of Mr. Fodera and Mr. Morcos may be deemed the beneficial owner of 2,087,070 shares of Class A Common Stock, representing approximately 9.99% of the shares of Class A Common Stock outstanding. This amount consists of 1,887,671 shares of Class A Common Stock that each of Mr. Fodera and Mr. Morcos has the right to acquire within 60 days upon exercise of Warrants and/or conversion of Convertible Notes, subject to the Warrants Blocker and the Convertible Notes Blocker, respectively, and 199,399 shares of Class A Common Stock.

The foregoing amounts exclude an aggregate of approximately 22,474,566 shares of Class A Common Stock underlying: (i) the Warrants held directly by JMCM; (ii) the Convertible Notes held directly by JMCM; (iii) the Orbit Warrants; and/or (iv) the Orbit Notes, as the Reporting Persons do not have the right to acquire such shares within 60 days due to the Warrants Blocker and the Convertible Notes Blocker.

The Reporting Persons share voting and investment power over the 1,887,671 shares of Class A Common Stock directly beneficially owned collectively by JMCM and MH Orbit.  Mr. Fodera and Mr. Morcos share voting and investment power over the 199,399 shares of Class A Common Stock.

The beneficial ownership percentages reported herein are based on a total of 19,003,923 shares of Class A Common Stock outstanding as of February 26, 2024, as disclosed in the Merger Agreement, plus 1,887,671 shares of Class A Common Stock issuable to the Reporting Persons within 60 days of the date hereof upon exercise of the Warrants and/or conversion of the Convertible Notes reported herein as beneficially owned by the Reporting Persons, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Notwithstanding the foregoing, by virtue of the agreements and arrangements discussed herein, the Reporting Persons may be deemed to be members of a “group,” as such term is defined in Section 13(d)(3) of the Act and Rule 13d-5 thereunder, with the following beneficial owners of Class A Common Stock:

(i)
Adam London, who may be deemed to beneficially own 1,942,610 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation (defined below) as applied to the group.  This amount includes (i) 1,896,237 shares of Class B Common Stock and (ii) 36,153 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days, and excludes an aggregate of approximately 1,469,959 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;

(ii)
Chris Kemp and the Kemp Trust.  Mr. Kemp may be deemed to beneficially own 1,932,101 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group. This amount includes (i) 1,806,376 shares of Class B Common Stock and (ii) 72,753 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days, and excludes an aggregate of approximately 2,753,347 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;

(iii)
Scott Stanford, Acme Fund II, and affiliated entities, who may be deemed to beneficially own, in the aggregate, 1,922,496 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group.  This amount excludes an aggregate of approximately 8,706,742 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;

(iv)
RBH, who may be deemed to beneficially own 15,093 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group.  This amount excludes an aggregate of approximately 245,240 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;

(v)
Astera, who may be deemed to beneficially own no shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group.  This amount excludes an aggregate of approximately 8,353,962 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;

(vi)
Ulrich Gall, who may be deemed to beneficially own 2,667 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group.  This amount excludes an aggregate of approximately 612,685 shares of Class A Common Stock underlying Convertible Notes and Company Warrants;

(vii)
ERAS Capital LLC, who may be deemed to beneficially own 1 share of Class A Common Stock, subject to the Beneficial Ownership Limitation as applied to the group.  This amount excludes an aggregate of approximately 1,670,791 shares of Class A Common Stock underlying Convertible Notes and Company Warrants.

Each of the Convertible Notes and Company Warrants held by the foregoing beneficial owners (the “Astra Group”) are subject to a beneficial ownership limitation that provides that the Company may not issue shares to any Astra Group member upon conversion of any portion of the Convertible Notes, or upon exercise of any portion of the Company Warrants, to the extent that immediately after giving effect to such issuance, such Astra Group member, together with any affiliates and any persons acting as a “group,” as such term is used for purposes of Section 13(d) of the Act, with such Astra Group member, would beneficially own in excess of 19.99% of the total number of shares of Class A Common Stock outstanding (the “Beneficial Ownership Limitation”).

Collectively, the “group” may be deemed to beneficially own an aggregate of  5,995,925 shares of Class A Common Stock, representing approximately 26.3% of the shares of Class A Common Stock outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and subject to the Beneficial Ownership Limitation as applied to the group.  As a member of a “group” with an aggregate beneficial ownership of Class A Common Stock that exceeds 9.99%, the Reporting Persons may be restricted by the Warrants Blocker and the Convertible Notes Blocker from exercising any of their Warrants and converting any of their Convertible Notes, such that each of JMCM and MH Orbit may be deemed to beneficially own no shares of Class A Common Stock, and each of Mr. Fodera and Mr. Morcos may be deemed to beneficially own only 199,399 shares of Class A Common Stock, while members of such a “group.”

The Reporting Persons expressly disclaim beneficial ownership of the securities of the Company beneficially owned by the other “group” members, and neither the filing of this statement on Schedule 13D, as amended, nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

CUSIP No. 04634X202	Page 11 of 12 Pages
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11 – Joint Filing Agreement, dated March 11, 2024.

Exhibit 12 – Equity Commitment Letter, dated March 7, 2024, from JW 16 LLC to Apogee Parent Inc.

Exhibit 13 – Debt Commitment Letter, dated March 7, 2024, from Astra Space, Inc. to MH Orbit LLC.

Exhibit 14 – Warrant Exchange Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., and each of the holders listed on Schedule 1 thereto.*

Exhibit 15 – Noteholder Conversion Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., and each of the Noteholders listed on Schedule 1 attached thereto.

Exhibit 16 – Interim Investors’ Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., Chris C. Kemp, Adam London, MH Orbit LLC, JMCM Holdings LLC, JW 16 LLC, SherpaVentures Fund II, LP, and the other parties appearing on the signature pages thereto.*

Exhibit 17 – Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents, dated as of March 7, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, and each of the noteholders party thereto.*

*Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Persons hereby undertake to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the Commission.

CUSIP No. 04634X202	Page 12 of 12 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2024

JMCM Holdings LLC
By:	/s/ Baldo Fodera
Name:	Baldo Fodera
Title:	Co-Manager

MH Orbit LLC
By:	/s/ Baldo Fodera
Name:	Baldo Fodera
Title:	Co-Manager

Alexander Morcos
By:	/s/ Baldo Fodera
Name:	Baldo Fodera
Title:	By Power of Attorney

/s/ Baldo Fodera
Baldo Fodera